Exhibit 12.1

PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Three Months Ended
	March 31,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt	$18,908	$81,638	$84,773	$66,042	$34,488	$48,483
Amortization of debt premium, discount and expenses	1,758	6,566	4,729	3,962	3,036	2,990
Other interest	7,237	32,242	44,918	13,734	1,976	3,922
Estimated interest factor of lease rental charges	4,463	19,308	19,235	19,934	18,843	19,568
Interest capitalized	172	4,119	2,982	1,421	957	1,163
Preferred dividend requirements of subsidiaries	210	556	798	4,063	881	845
Total Fixed Charges	$32,748	$144,429	$157,435	$109,156	$60,181	$76,971

Earnings, as defined by the Securities and Exchange
Commission:

Earnings (loss) from continuing operations before income taxes	$(113,056)	$63,112	$164,018	$76,502	$107,060	$68,267
(Earnings) loss of equity investee	25,083	(7,581)	-	-	-	-
Earnings (loss) from continuing operations before income taxes and investee earnings	(87,973)	55,531	164,018	76,502	107,060	68,267
Fixed charges as above	32,748	144,429	157,435	109,156	60,181	76,971
Interest capitalized	(172)	(4,119)	(2,982)	(1,421)	(957)	(1,163)
Preferred dividend requirements of subsidiaries	(210)	(556)	(798)	(4,063)	(881)	(845)

Earnings (Loss) Available for Fixed Charges	$(55,607)	$195,285	$317,673	$180,174	$165,403	$143,230

Ratio of Earnings to Fixed Charges	N/M *	1.35	2.02	1.65	2.75	1.86

* The ratio of earnings to fixed charges for the three months ended March 31, 2008 is not meaningful since earnings available for fixed charges is negative. The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $88.4 million for the three months ended March 31, 2008.